Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES FILING OF SHELF PROSPECTUS IN ISRAEL

Tel Aviv, Israel, July 21, 2009, Elbit Imaging Ltd. (TASE: EMIT, Nasdaq: EMITF), announced today that it has filed a shelf prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange.

The shelf prospectus will allow the Company, from time to time, to offer and sell debt, equity, warrants and commercial papers in Israel, in one or more offerings, subject to a supplemental shelf offering report, in which the Company will describe the terms of the securities offered and the specific details of the offering.

Any such offering will be made, if made, in Israel to residents of Israel only, will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. At this stage, no decision has been made as to the scope, terms and timing of an offering and there is no certainty that an offering will be executed. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Elbit Imaging Ltd.

The Activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers – Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels – Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment – Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects – Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities – (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
Tel:+972-3-608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il

Dudi Machluf, CFO
Elbit Imaging Ltd.
Tel:+972-3-608-6024
dudim@elbitimaging.com